

July 30, 2009

Via U.S. Mail and Fax (949) 859-3647
Mr. Donald W. Rowley
Chief Financial Officer
DecisionPoint Systems, Inc.
19655 Descartes
Foothill Ranch, CA 92610-2609

> **Re:** **DecisionPoint Systems, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed July 29, 2009**
> **File No. 333-144279**

Dear Mr. Rowley:

We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Chris White

Chris White
Branch Chief